SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 30, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

○ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

○ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

○ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

○ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosures.

In connection with the private offering described below, Radio One, Inc. (the "Company") disclosed the following supplemental TV One, LLC ("TV One") financial data derived from the historical consolidated financial statements of TV One. The historical operating results of TV One are not necessarily indicative of future operating results.

	Year Ended December 31,					
	2009	**2010**	**2011**	**2012**	**2013**	**2014**
	(Dollars in millions)					
TV One Financial Data:						
Advertising sales	$ 48.2	$ 58.2	$ 62.4	$ 63.0	$ 74.1	$ 77.4
Affiliate sales	41.5	49.2	58.9	68.2	75.4	79.7
Total revenue	$ 89.7	$ 107.4	$ 121.3	$ 131.2	$ 149.5	$ 157.1

	As of December 31,					
	2009	**2010**	**2011**	**2012**	**2013**	**2014**
	(Subscribers in millions)					
TV One Subscriber Data:						
Nielson subscribers	48.9	51.0	56.3	57.3	57.3	57.1
Internal subscribers	41.5	44.0	49.9	50.5	50.8	51.0
Revenue per internal subscriber	$ 2.16	$ 2.44	$ 2.43	$ 2.60	$ 2.94	$ 3.08

In connection with the private offering described below, the Company also disclosed the following preliminary first quarter 2015 financial information:

We expect our adjusted EBITDA for the first quarter of 2015 to improve by a single digit percentage year over year, and to improve by a high single digit percentage when adjusted for timing differences of two major promotional events that occurred in the first quarter of 2014 and will not occur until the second quarter of 2015. Radio advertising revenues are expected to decrease in the first quarter of 2015 by a high single digit percentage, and decrease by a mid-single digit percentage when adjusted for a timing difference related to one of the promotional events. Our radio advertising revenues were negatively impacted by declines in contributions from our Washington, DC market. We have recently announced a new general manager and we plan format adjustments in our Washington, DC market in an effort to improve station performance. TV One revenue and EBITDA are expected to increase in the first quarter of 2015 by a double digit percentage compared to the comparable period in 2014. TV One is on track to post its best first quarter performance ever in total day and prime time ratings.

Currently, TV One is posting significant prime time gains on a year over year basis across all the key demographics, including increasing 27% among the important 25-54 age demographic, while its competitors are down or flat on a year over year basis. We believe that our new multi-year affiliation agreement with Comcast along with the termination of certain TV One amortization charges would have improved our adjusted EBITDA for 2014 by approximately $14 million on a pro forma basis.

Reach Media is seeing EBITDA growth based on realization of contractual savings in connection with talent and management compensation. Excluding the effect of a timing difference of the other promotional event that occurred in the first quarter of 2014 and will not occur until the second quarter of 2015, we expect that Reach Media's revenue for the first quarter of 2015 will show growth compared to the comparable period in 2014. Interactive One contributed approximately $1.3 million to our EBITDA in 2014 and we continue to expect that Interactive One's EBITDA contribution will increase in 2015.

We have provided the forgoing information to highlight some of the key performance metrics for our business. The first quarter of 2015 is not completed and, as a result, this information constitutes forward-looking statements that reflect our current expectations, which may or may not be realized. Because this information is preliminary in nature, we can only provide general ranges of operating performance and it is not intended to provide a comprehensive overview of all of the factors impacting our business in the first quarter of 2015. As a result, investors are cautioned not to place undue reliance of this information about our preliminary operating results for the first quarter of 2015. Our ultimate results for the completed first quarter of 2015 could differ materially from this information. We do not intend to update any of this information during the remainder of the first quarter of 2015 or during the offering of the notes. See "Risk Factors—Risks Related to the Nature and Operations of Our Business" and "Cautionary Note Regarding Forward-Looking Statements" in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for factors that could impact our future results and financial performance.

Item 8.01. Other Events.

On March 30, 2015, the Company issued a press release announcing its intention to offer, subject to market and other customary conditions, $350 million in aggregate principal amount of senior secured notes due 2022 (the "Notes") in a private offering that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Notes will be guaranteed, jointly and severally, on a senior secured basis by the Company's existing and future domestic subsidiaries, including TV One, LLC ("TV One") and any other subsidiaries that guarantee any of its new $350 million senior secured credit facility to be entered into concurrently with the closing of the Notes, other syndicated bank indebtedness or capital markets securities. The Notes and the related guarantees will be senior secured obligations of the Company and the guarantors.

The Company intends to use the net proceeds from the offering, along with term loan borrowings under the new senior secured credit facility, to refinance its existing senior secured credit facility, refinance outstanding indebtedness of its subsidiaries TV One and TV One Capital Corp., finance the previously announced purchase of the membership interest of an affiliate of Comcast Corporation in TV One and pay the related accrued interest, premiums, fees and expenses associated therewith. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

This report shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer of the Notes will be made only by means of a private offering circular.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The following documents are filed herewith:

Exhibit No.	Description
Exhibit 99.1	Press Release related to the notes offering, dated March 30, 2015.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

Date: March 30, 2015   By: /s/ Peter D. Thompson
                                        Peter D. Thompson
                                        Chief Financial Officer

NEWS RELEASE

March 30, 2015
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

RADIO ONE, INC. ANNOUNCES PRIVATE OFFERING OF $350 MILLION OF SENIOR SECURED NOTES DUE 2022

WASHINGTON, DC - Radio One, Inc. (the "Company" or "Radio One") (NASDAQ: ROIAK and ROIA), announced today that it intends to offer, subject to market and other customary conditions, $350 million in aggregate principal amount of senior secured notes due 2022 (the "Notes") in a private offering that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Notes will be guaranteed, jointly and severally, on a senior secured basis by the Company's existing and future domestic subsidiaries, including TV One, LLC ("TV One"), and any other subsidiaries that guarantee any of its new $350 million senior secured credit facility to be entered into concurrently with the closing of the Notes, other syndicated bank indebtedness or capital markets securities. The Notes and the related guarantees will be senior secured obligations of the Company and the guarantors.

The Company intends to use the net proceeds from the offering, along with term loan borrowings under the new senior secured credit facility, to refinance its existing senior secured credit facility, refinance outstanding indebtedness of its subsidiaries TV One and TV One Capital Corp., finance the previously announced purchase of the membership interest of an affiliate of Comcast Corporation in TV One and pay the related accrued interest, premiums, fees and expenses associated therewith.

The Notes and the related guarantees will be offered only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. The Notes offering is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Notes will be made only by means of a private offering circular.

Cautionary Information Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the SEC.

SOURCE Radio One, Inc.

Peter D. Thompson, EVP and CFO, 301-429-4638